March 22, 2022

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: Expion360 Inc.

Draft Registration Statement on Form S-1

Filed December 17, 2020

File No. 0001894954

Ladies and Gentlemen:

Thank you for your comments dated March 21, 2022 to our registration statement on Form S-1, which was originally submitted on December 17, 2021. We have addressed each of the comments raised by you and your team below and in the amended registration statement filed on EDGAR on March 22, 2022 (the “Amended Registration Statement”).

Outlined below are our responses to each of your comments:

Capitalization, page 21

1.	Please clearly disclose how you are arriving at each pro forma amount in the notes to your capitalization table, including any significant estimates and/or assumptions used to determine such amounts. Your current disclosure is not descriptive enough to enable investors to calculate the amounts you present.

Expion360 Response:

We have made relevant revisions on page 21.

Financial Information, page 25

2.	You disclose on page 29 that you paid $196,887 in cash for interest during the year ended December 31, 2020; however, the related amount per page F-8 is $99,065. Please revise your disclosure to address this apparent discrepancy.

Expion360 Response:

We have made relevant revisions on page F-8.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note that the audit report on the financial statements as of and for the years ended December 31, 2021 and 2020 is dated March 3, 2021. Please make arrangements with your auditor to provide an audit report with a revised date.

Expion360 Response:

We have corrected the date of the audit report on page F-2 to March 3, 2022.

Financial Statements 2. Summary of Significant Accounting Policies Basic and Diluted Net Loss Per Share, page F-14

4.	You disclose that basic and diluted loss per share for the year ended December 31, 2021 was $1.64 and $1.31, respectively. Please revise your disclosure to ensure the amounts agree to the loss per share amounts presented on page F-5.

Expion360 Response:

We have revised on the disclosure on Page F-14.

General

5.	We reissue prior comment 5. In the Alternate Pages for the Resale Prospectus, please revise to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices. Alternatively, state affirmatively that selling stockholders will not sell their securities until they are listed on the Nasdaq.

Expion360 Response:

We have added disclosure on the Alternate Pages for the Resale Prospectus to specify that we expect that any sales by the selling stockholders of our common stock after the effectiveness of the registration statement and prior to the listing of the shares on Nasdaq will be priced within the price range of our primary offering.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact me at (541) 797-6714 or john@expion360.com.

Very truly yours,

By:	/s/ John Yozamp

John Yozamp

Chief Executive Officer

Expion360 Inc.